FOR IMMEDIATE RELEASE	Filed by Commonwealth Energy Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934. Subject Company: Commonwealth Energy Corporation Commission File No. 000-33069

Commonwealth Energy Board Approves
Reorganization and AMEX Listing

TUSTIN, CA. — November 20, 2003 — The Board of Directors for Commonwealth Energy Corporation, one of the nation’s leading energy service providers, approved, subject to shareholder approval, a plan to reorganize the Company into a holding company structure. In addition, the Board decided to make an application to list the shares of common stock of the new holding company on the American Stock Exchange (AMEX). As currently contemplated, after the reorganization, a newly-formed, wholly-owned Delaware subsidiary of Commonwealth would be the holding company and the public company and Commonwealth would be one of its subsidiaries. The Board also authorized the use of up to $10 million to make a tender offer. As currently contemplated, the tender offer would be made by the holding company after completion of the proposed reorganization transaction.

“The decisions to proceed with the reorganization and application for listing on the AMEX are intended to provide liquidity to our shareholders so that they will be able to buy and sell shares in an established market and also to provide the Company with a better platform for future growth and enhancement of shareholder value,” said Ian Carter, Chairman and Chief Executive Officer for Commonwealth.

The proposed reorganization is subject to a number of conditions, including approval of the proposal by Commonwealth’s shareholders. In addition, the application to list the new holding company’s common stock on the AMEX is subject to review and approval by the AMEX. While it is currently expected that the new holding company will make a tender offer after the completion of the proposed reorganization transaction, there can be no assurance that such tender offer will occur.

About Commonwealth Energy Corporation

Headquartered in Tustin, CA, Commonwealth Energy Corporation, under the brand name, “electricAmerica”, operates as the largest Energy Service Provider in California and also provides retail electric service to the Philadelphia, Pennsylvania and Detroit, Michigan market areas. Commonwealth is licensed by the Federal Energy Regulatory Commission as a power marketer and is a recognized leader in the deregulated energy marketplace, offering retail electricity and energy efficiency products and services. The company currently serves business and residential electricity customers in multiple U.S. markets.

For more information, contact:
Roy Reeves
Vice President of Marketing
Commonwealth Energy Corp./electricAmerica
15901 Red Hill Avenue, Suite 100
Tustin, CA 92780
Tel: 1-800-ELECTRIC
E-mail: rreeves@electric.com

Additional Information and Where to Find It: The new holding company plans to file a registration statement on Form S-4 in connection with the proposed transaction and Commonwealth and electricAmerica expect to mail a joint proxy statement/prospectus to the shareholders of Commonwealth containing information about the proposed transaction. The new holding company also plans to file a tender offer statement on Schedule TO with the Securities and Exchange Commission and to mail a tender offer statement to the shareholders of the new holding company after the reorganization in connection with the proposed tender offer. Investors and security holders are advised to read the joint proxy statement/prospectus and the tender offer statement regarding the potential transaction referred to above and the tender offer, when they become available, because they will contain important information. The registration statement will be filed with the Securities and Exchange Commission by the new holding company and the joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the registration statement, the joint proxy statement/prospectus and the tender offer statement (when available) at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and the tender offer statement may also be obtained free of charge from Commonwealth at 1-800-ELECTRIC or rreeves@electric.com. Commonwealth and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from shareholders in connection with the proposed transaction. Information about the directors and executive officers of Commonwealth and their ownership of Commonwealth stock and information about other persons who may also be deemed to be participants in Commonwealth’s solicitation will be included in the proxy statement/prospectus (when available). In addition to the proxy statement/prospectus, Commonwealth files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are also available at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Forward-Looking Statements: Certain statements contained within this press release including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “await,” “continue,” “intend,” “plan” and similar expressions are forward-looking statements under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. These forward-looking statements, are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed in, or implied by, such forward-looking statements. The risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements include, but are not limited to, the volatility of the energy market, competition, operating hazards, uninsured risks, changes in energy-related state legislation, failure of performance by suppliers and transmitters, changes in general economic conditions, increased or unexpected competition, costs related to the proposed reorganization, failure to obtain required shareholder or regulatory approvals, failure to obtain approval to list the common stock of electricAmerica on the AMEX or the merger not closing for any other reason, and other matters disclosed in Commonwealth’s filings with the Securities and Exchange Commission. Further, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.